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                              August 13, 2021

       John Noble Harris
       Chief Executive Officer
       Blackstar Enterprise Group, Inc.
       4450 Arapahoe Ave., Suite 100
       Boulder, CO 80303

                                                        Re: Blackstar
Enterprise Group, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 16, 2021
                                                            File No. 333-257978

       Dear Mr. Harris:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed July 16, 2021

       Item 9. Description of Securities, page 23

   1.                                                   We note the disclosure
on page 25 and elsewhere that    BlackStar Digital Equity is a
                                                        digitally evidenced
share of BlackStar common stock holding the same characteristics as securities evidenced by
a paper certificate which has been transmitted and protected by cryptographic
protocols.    Please clarify if true that no BlackStar Digital Equity currently exists and clarify that
the BlackStar common shares subject to the transactions registered on this registration
statement are not    Digital Shares    or    BlackStar Digital Equity    and
                                                        disclose whether these
currently offered common shares are in certificated or book-entry form.
   2. Please advise whether in the future you plan to issue Digital Shares and BlackStar Digital
                                                        Equity in lieu of the
current form of your common shares, whether this will be a choice of
 John Noble Harris
FirstName  LastNameJohn
Blackstar Enterprise Group,Noble
                            Inc. Harris
Comapany
August 13, NameBlackstar
           2021            Enterprise Group, Inc.
August
Page 2 13, 2021 Page 2
FirstName LastName
         the stockholder and whether non-digital equity shares will be mandatorily converted to
         Digital Shares.
Item 11. Information with Respect to the Registrant
a. Description of Business
Current Business , page 30

3. Please revise to clarify precisely where you are in these areas of your business, including the associated funding and anticipated timeframe to completion:
             development of your software,
             designing and building the peer-to-peer BlackStar Digital Trading
Platform,
             platform operations,
             building platforms for subscribers,
             obtaining subscriber companies and
             expansion into the blockchain industry.
4. Please clarify where you are in your search to partner with a broker-dealer, clearing firm, existing ATS, or other trading system in order to begin providing trading of registered
         BEGI shares.
5. Revise to explain why you are registering as an Alternative Trading System and why you would do so if you are partnering with a broker-dealer. Include a description of the approvals required for a broker-dealer that may partner with you.
6.       Revise to clarify the different platforms you are building or plan to build.
7.       Please eliminate the statement on page 31 regarding FinHub staff providing you
            regulatory guidance    and a    recommendation to apply for
Alternative Trading System
         (   ATS   ) status,    as FinHub does not provide regulatory guidance
or give
         recommendations.
8. Under "Regulatory Challenges" on page 32 or another appropriate place, substantially revise to disclose in much greater detail the regulatory regimes, requirements and associated timelines that apply to you, your proposed businesses and your proposed platforms.
9. Also, please advise us supplementally of what steps have been taken pursuant to the
         statement on page 44 that    BlackStar intends to seek input from
various regulatory
         agencies and OTC Markets on the functionality and application of the BDTP over the next
         several months.    Clarify in your response which agencies and markets
you will or have
         contacted and the results. Update the disclosure as appropriate.
 John Noble Harris
Blackstar Enterprise Group, Inc.
August 13, 2021
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Jessica Livingston at 202-551-3448 or Sandra Hunter Berkheimer at 202-
551-3758 with any other questions.



FirstName LastNameJohn Noble Harris                        Sincerely,
Comapany NameBlackstar Enterprise Group, Inc.
                                                           Division of
Corporation Finance
August 13, 2021 Page 3                                     Office of Finance
FirstName LastName